Exhibit 77C

Morgan Stanley Select Dimensions Investment Series - Global
Infrastructure Portfolio
Special Shareholder Meeting
March 17, 2014

To consider and vote upon a proposal to approve an Agreement and Plan of Reorganization

For:		868,406.773
Against:	  46,198.277
Abstain:	  65,419.462